Exhibit 99.1

FOR IMMEDIATE RELEASE

Intec Pharma Ltd. Announces Partial Exercise of Underwriters’ Option to Purchase Additional Ordinary Shares

Har Hotzvim, Jerusalem, Israel, September 17, 2015 – Intec Pharma Ltd. (the “Company”) (NASDAQ: NTEC; TASE: INTC), a clinical stage biopharmaceutical company focused on developing drugs based on its proprietary Accordion Pill platform technology, today announced that the underwriters of its previously announced initial public offering in the United States have exercised in part their over-allotment option and today purchased an additional 638,750 ordinary shares from the Company at the initial public offering price of $6.00 per ordinary share, before underwriting discounts and commissions, resulting in additional gross proceeds to the Company of approximately $3.8 million before deducting underwriting discounts and commissions and other offering expenses. The Company plans to use the net proceeds from the offering to fund its Phase III clinical trial for its current product candidate, Accordion Pill Carbidopa/Levodopa, and its continued development, and for working capital, capital expenditures and other general corporate purposes, including a Phase I clinical trial that the Company expects to initiate in the second half of 2015 for one of its early stage pipeline products.

The Company’s ordinary shares began trading on The NASDAQ Capital Market on August 4, 2015 under the symbol “NTEC”.

Maxim Group LLC and Roth Capital Partners acted as joint book-running managers for the offering.

Investors may obtain the Company’s documents filed with the Securities and Exchange Commission at no cost by visiting the SEC’s website at http://www.sec.gov.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About Intec Pharma Ltd.

Intec Pharma Ltd. is a clinical stage biopharmaceutical company focused on developing drugs based on its proprietary Accordion Pill platform technology. The Company’s Accordion Pill is an oral drug delivery system that is designed to improve the efficacy and safety of existing drugs and drugs in development by utilizing an efficient gastric retention and specific release mechanism. The Company’s product pipeline currently includes two product candidates in clinical trial stages: Accordion Pill Carbidopa/Levodopa, or AP-CDLD, is being developed for the indication of treatment of Parkinson’s disease symptoms in advanced Parkinson’s disease patients, and Accordion Pill Zaleplon, or AP-ZP, is being developed for the indication of treatment of insomnia, including sleep induction and the improvement of sleep maintenance.

Forward Looking Statements

This press release contains forward-looking statements about the Company’s expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements involve certain risks and uncertainties, including, among others, risks impacting the ability of the Company to complete any public offering of its securities because of general market conditions or other factors and risks that could cause the Company’s results to differ materially from those expected by Company management. Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

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Contact:

Zeev Weiss

Chief Executive Officer

(+972) (2) 586-4657

Zeev@intecpharma.com